ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

NOTICE TO STOCKHOLDERS

Itaú Unibanco Holding S.A., according to CVM Instruction No. 481/09, as amended by CVM

Instruction No. 561/15, informs its stockholders, in accordance with the Calendar of Corporate

Events disclosed to the market on December 9, 2019, that the date scheduled for holding the Annual

General Stockholders’ Meeting is April 28, 2020.

All the information and orientations concerning the Annual General Stockholders’ Meeting will be made available in due time upon the disclosure of the Call Notice for the Meeting and the Meeting

Manual.

São Paulo (SP), January 13, 2020.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations